Exhibit 99.1

SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/ME) 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

AMENDMENT TO THE NOTICE TO THE MARKET OF OCTOBER 24, 2022
Clarifications on CVM Consultation

São Paulo, October 26, 2022

To:
Securities and Exchange Commission - CVM

Ref.: Reply to Official Request No. 185/2022/CVM/SEP/GEA-2

Dear sirs,

Suzano S.A. ("Suzano" or "Company") hereby respectfully provides clarification on the question sent by the Securities and Exchange Commission ("CVM"), through Official Request No. 185/2022/CVM/SEP/GEA-2 ("Official Request"), dated as of October 25, 2022, as per Exhibit I to this notice.

The Official Request requires the following clarification:

> *"In light of the foregoing, we request that the Company inform the main conditions of the business (price, payment method, etc.), in addition to financial (revenue, EBITDA, profit, etc.) and/or operational information of the acquired business, as well as other information it deems relevant, in addition to the Notice to the Market released on 10/24/2022. Such manifestation must include a copy of this Official Request and be forwarded through the Empresas.NET System, category "Notice to the Market", type "Clarifications on questions from CVM/B3".*

In response to the Official Letter, the Company clarifies the following:

1. As the market is already aware, according to the Company's Notice to the Market released on October 24, 2022, an *Equity Purchase* Agreement ("Agreement") was executed on the aforementioned date by and between the Company, as buyer, Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. ("KC Brasil"), as seller, and Kimberly Clark Worldwide, Inc. as guarantor, for the acquisition, by the Company, subject to certain conditions precedent, of all the quotas held by KC Brasil in a new company that will be the holder of the assets related to the business of manufacturing, marketing, distributing and/or selling of tissue products, including toilet paper, paper towels, napkins, tissue, as well as other paper products in Brazil, including ownership of the brand "NEVE" ("Target Company"). As part of the deal, the other global brands

1

2 hel d by Kimberly - Clark and used by KC Brasil will be licensed to the Company ( “ Transaction ” ) .. 2. On the day following the disclosure of the Transaction, the Company received the Official Request requiring the main conditions of the transaction, as indicated in the Official Request attached herein. 3. Therefore, the Company, through this amendment to the notice to the market of October 24, 2022, informs its shareholders and the market in general that the base purchase price of the Transaction is US$ 175,000,000.00 (one hundred and seventy - five million dollars), subject to the usual adjustments of this type of transaction. The base purchase price will be paid in full on the date of completion of the Transaction. 4. Regarding the financial information of the acquired business, it should be clarified that the tissue business is currently operated by KC Brasil together with other businesses that are not part of the Transaction and, as already disclosed, the tissue busin ess will be subject to segregation through a pre - closing corporate reorganization. For this reason, there are no isolated financial information with respect to the tissue business, other than KC Brasil's internal management information. 5. Furthermore, we reiterate the previously disclosed information that, in view of the purchase price , the acquisition does not meet the parameters established in article 256 of the Brazilian Corporation Law with respect to need for the approval of the Compan y's General Shareholders' Meeting .. 6. Lastly, Suzano reiterates its commitment to keep shareholders and the market in general informed about the progress of the Transaction, as well as any other matter of interest to its shareholders and the market .. São Pau lo, October 26, 2022. Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer

3 Exhibit I Official Request No. 185/2022/CVM/SEP/GEA - 2

COMISSÃO DE VALORES MOBILIÁRIOS Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686 Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000 SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br Ofício nº 185/2022/CVM/SEP/GEA-2 Rio de Janeiro, 25 de outubro de 2022. Ao Senhor Marcelo Feriozzi Bacci Diretor de Relações com Investidores da SUZANO S.A. Tel.: (11) 3503-9330 E-mail: ri@suzano.com.br C/C: Superintendência de Listagem e Supervisão de Emissores da B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br Assunto: Solicitação de esclarecimentos sobre notícia veiculada na mídia Prezado Senhor Diretor, 1 .. Reportamo-nos ao Comunicado ao Mercado divulgado por meio do Sistema Empresas.NET em 24/10/2022 e à notícia veiculada no jornal Valor Econômico na mesma data, sob o título "Suzano compra ativos de papéis de higiene da Kimberly-Clark no Brasil", com o seguinte teor: Suzano compra ativos de papéis de higiene da Kimberly-Clark no Brasil Contrato de compra e venda assinado na segunda-feira (24) é estimado em US$ 200 milhões, sem dívidas Por Stella Fontes e Mônica Scaramuzzo, Valor — São Paulo 24/10/2022 19h21 A Suzano anunciou na segunda-feira (24) a compra da operação de papéis de higiene (tissue) da americana Kimberly-Clark no Brasil. As duas companhias não revelaram o valor da transação, mas fontes a par do assunto calculam que esses ativos valem cerca de US$ 200 milhões (R$ 1,06 bilhão ao câmbio de ontem), sem dívida. Com dívidas, o negócio alcança US$ 300 milhões. Com a aquisição, a produtora de celulose e papel eleva a cerca de 22% a participação no mercado nacional e ganha musculatura na região Sudeste, maior consumidor de papel higiênico. Originalmente, a Kimberly-Clark colocou à venda suas operações na América Latina e queria negociar todo pacote para um único vendedor. Fontes aﬁrmaram que a operação latinoamericana era avaliada entre US$ 750 milhões a US$ 1 bilhão. O J.P. Morgan, que assessorou a americana, continua com o mandato regional. A Suzano concorria com a asiática RGE (dona da Bracell) no processo, conforme antecipou o Valor na sexta-feira. Segundo fonte próxima à operação, a companhia brasileira chegou a apresentar duas propostas, uma pela operação na América Latina e outra somente pelos ativos no Brasil, que se conﬁrmou mais atraente. Com a aquisição, a Suzano se torna dona de marcas tradicionais no varejo, como Neve, e de mais uma fábrica de tissue, com capacidade de 130 mil toneladas anuais em Mogi das Cruzes (SP). A companhia já tinha fábricas em Mucuri (BA), em Imperatriz (MA) e Cachoeiro de Itapemirim (ES), além de unidades em Belém (PA) e Maracanaú (CE). As demais marcas usadas pela Kimberly-Clark no país, como Kleenex e Scott, serão licenciadas para a Suzano por “prazo determinado”, segundo comunicado enviado à Comissão de Valores Mobiliários (CVM). O fechamento da operação está sujeito a determinadas condições precedentes, incluindo aprovação do Conselho Administrativo de Defesa Econômica (Cade). As operações de fraldas e absorventes não foram incluídas na venda e o valor do negócio será revelado após o aval do órgão antitruste, indicou uma fonte. Em comunicado ao mercado, a Kimberly-Clark disse que seus esforços no Brasil “se concentrarão em acelerar o ritmo de crescimento de suas marcas de cuidados pessoais Huggies, Intimus e Plenitud”. “Em escala global e na América Latina, as categorias tissue e professional da Kimberly-Clark continuam desempenhando um papel fundamental no portfólio da empresa, com marcas líderes em muitos dos mercados onde opera.” A Suzano, dona das marcas Mimmo e Max Pure, já é lider em tissue nas regiões Norte e Nordeste, enquanto a Kimberly-Clark opera principalmente na região Sudeste. Somente a marca Neve tem fatia nacional de 8,3%, segundo dados da Euromonitor. De acordo com a consultoria, o faturamento do segmento de papel higiênico atingiu R$ 9,08 bilhões no ano passado. [...] 2 .. Apesar de a Companhia ter aﬁrmado, no Comunicado ao Mercado acima aludido, que " a Operação não depende da aprovação de Assembleia Geral de Acionistas da Companhia, uma vez que não atinge os parâmetros estabelecidos no artigo 256 da Lei das Sociedades por Ações ", veriﬁcamos que não foram informados o preço de aquisição dos ativos, tampouco a forma de pagamento pactuada. 3 .. A respeito, ressaltamos o disposto nos artigos 15 e 18 da Resolução CVM nº 80/22: Art. 15. O emissor deve divulgar informações verdadeiras, completas , consistentes e que não induzam o investidor a erro. [...] Art. 18. As informações fornecidas pelo emissor devem ser úteis à avaliação dos valores mobiliários por ele emitidos .. (grifos nossos) 4 .. Cumpre-nos observar que o regramento do mercado de capitais brasileiro elege como um de seus princípios fundamentais o full and fair disclosure , por meio de sua inserção na lei que norteia o mercado de valores mobiliários (artigos 4º, VI, e 22, § 1º, da Lei nº 6.385/76) e naquela que dispõe sobre as companhias (artigo 157 da Lei nº 6.404/76). O princípio em questão tem como resultado o dever das companhias abertas de divulgar, de forma abrangente e equitativa, um amplo conjunto de informações completas e precisas sobre as atividades sociais a elas relativas. 5 .. Os princípios e regras explícitos ou implícitos nas normas que regem a matéria são fundamentais ao bom funcionamento do mercado de valores mobiliários, na medida em que buscam assegurar a equitatividade nas relações entre os seus participantes. Pretende-se, com o fato relevante ou comunicado ao mercado, garantir a conﬁabilidade do mercado, de uma forma que todo o mercado deve ter a mesma informação e, ao mesmo tempo, essa informação deve representar a informação necessária e disponível para que se tome uma decisão de investimento. 6 .. Nos casos excepcionais em que haja um interesse social legítimo a justiﬁcar o sigilo, é possível que administração da companhia aberta deixe temporariamente de divulgar fato relevante sobre determinado ato ou fato negocial, como exceção à divulgação imediata prevista no § 4º do artigo 157 da Lei nº 6.404/76 e no artigo 6º da Resolução CVM nº 44/21. 7 .. Entretanto, no momento que a administração decida pela divulgação de aquisição de outra companhia (ou de participação societária em outra companhia), seja por meio de fato relevante ou de comunicado ao mercado , deve fazer constar do documento divulgado as informações relevantes disponíveis que permitam a compreensão do negócio pelo público a que se destina a informação, o que inclui as principais condições do negócio (preço, forma de pagamento, etc.), além de informações ﬁnanceiras (receita, EBITDA, lucro, etc.) e/ou operacionais do negócio adquirido, de forma a atender aos requisitos previstos nos artigos 15 e 18 da Resolução CVM nº 80/22. 8 .. É importante destacar ainda que o preço de aquisição de um negócio — seja aplicável ou não o disposto no artigo 256 da Lei nº 6.404/76 — é uma das informações que devem constar das demonstrações ﬁnanceiras divulgadas a cada trimestre pelas companhias, de modo que não se trata de uma informação que possa ser mantida em sigilo, conforme estabelece o Pronunciamento Contábil CPC nº 15 (R1) ‒ Combinação de Negócios: Reconhecimento 10. A partir da data de aquisição, o adquirente deve reconhecer, separadamente do ágio por expectativa de rentabilidade futura (goodwill), os ativos identiﬁcáveis adquiridos, os passivos assumidos e quaisquer participações de não controladores na adquirida. O reconhecimento de ativos identiﬁcáveis adquiridos e de passivos assumidos está sujeito às condições especificadas nos itens 11 e 12. [...] Contraprestação transferida em troca do controle da adquirida 37. A contraprestação transferida em troca do controle da adquirida em combinação de negócios deve ser mensurada pelo seu valor justo, o qual deve ser calculado pela soma dos valores justos na data da aquisição: a) dos ativos transferidos pelo adquirente; b) dos passivos incorridos pelo adquirente junto aos ex-proprietários da adquirida; e c) das participações societárias emitidas pelo adquirente. (Contudo, qualquer parcela de plano de benefício com pagamento baseado em ações do adquirente trocada por plano de benefício com pagamento baseado em ações da adquirida em poder dos seus empregados e incluída no cômputo da contraprestação transferida na combinação de negócios deve ser mensurada de acordo com o item 30 e não pelo seu valor justo). Exemplos de formas potenciais de contraprestação transferida incluem caixa, outros ativos, um negócio ou uma controlada do adquirente, uma contraprestação contingente, ações ordinárias, ações preferenciais, quotas de capital, opções, opções não padronizadas - warrants, bônus de subscrição e participações em entidades de mútuo (associações, cooperativas etc.). 9 .. Além disso, no que se refere à aquisição do controle de sociedade mercantil por companhia aberta, ressaltamos que o item 7.5 do Ofício Circular/Anual-2022-CVM/SEP, orienta que O artigo 256 da Lei nº 6.404/76 determina que a compra, por companhia aberta, do controle de qualquer sociedade mercantil, dependerá de deliberação da assembleia geral da compradora, especialmente convocada para conhecer da operação, sempre que: a) o preço de compra constituir, para a compradora, investimento relevante (artigo 247, parágrafo único); ou b) o preço médio de cada ação ou quota ultrapassar uma vez e meia o maior dos três valores a seguir indicados: (i) cotação média das ações em bolsa ou no mercado de balcão organizado, durante os 90 (noventa) dias anteriores à data da contratação; (ii) valor de patrimônio líquido (artigo 248) da ação ou quota, avaliado o patrimônio a preços de mercado (artigo 183, parágrafo 1º); (iii) valor do lucro líquido da ação ou quota, que não poderá ser superior a quinze vezes o lucro líquido anual por ação (artigo 187, VII) nos dois últimos exercícios sociais, atualizado monetariamente. [...] Adicionalmente, em seu parágrafo 2º, o artigo 256 dispõe que “ se o preço da aquisição ultrapassar uma vez e meia o maior dos três valores de que trata o inciso II do caput [cotação média, valor patrimonial ajustado a mercado e 15 (quinze) vezes a média do lucro líquido anual por ação dos dois últimos exercícios], o acionista dissidente da deliberação da assembleia que a aprovar terá o direito de retirar-se da companhia mediante reembolso do valor de suas ações, nos termos do artigo 137, observado o disposto em seu inciso II ”. Em vista do acima exposto, quando da divulgação de aquisição de sociedade mercantil, a companhia aberta deve informar se a referida aquisição foi realizada pela própria companhia aberta ou por intermédio de controlada, coligada ou subsidiária integral, bem como se a operação será submetida à deliberação da assembleia geral de acionistas e se ensejará aos seus acionistas o direito de recesso, conforme disposto no mencionado artigo 256. Ressalte-se que tal divulgação deve conter, no mínimo, as informações necessárias para que se comprove tratar-se (ou não) de hipótese de realização de assembleia e de concessão de direito de recesso .. (grifo nosso) 10 .. Em outras palavras, não basta informar se no caso em tela aplica-se ou não o disposto no artigo 256 da Lei nº 6.404/76; é preciso fornecer aos acionistas as informações necessárias para que eles possam comprovar se de fato a operação está sujeita ou não ao escrutínio da Assembleia Geral e se enseja ou não direito de recesso. 11 .. Pelo exposto, solicitamos que a Companhia informe as principais condições do negócio (preço, forma de pagamento, etc.), além de informações ﬁnanceiras (receita, EBITDA, lucro, etc.) e/ou operacionais do negócio adquirido , bem como outras informações que julgar relevantes, em aditamento ao Comunicado ao Mercado divulgado em 24/10/2022. Tal manifestação deverá incluir cópia deste Ofício e ser encaminhada por meio do Sistema Empresas.NET, categoria “Comunicado ao Mercado”, tipo “Esclarecimentos sobre questionamentos da CVM/B3”. 12 .. De ordem da Superintendência de Relações com Empresas – SEP, alertamos que caberá a esta autoridade administrativa, no uso de suas atribuições legais e, com fundamento no inciso II, do art. 9º, da Lei nº 6.385/76, e no art. 7º, combinado com o art. 8º, da Resolução CVM nº 47/21, determinar a aplicação de multa cominatória, sem prejuízo de outras sanções administrativas, no valor de R$ 1.000,00 (mil reais), pelo não cumprimento das exigências formuladas, até o dia

26 de outubro de 2022. Atenciosamente, Documento assinado eletronicamente por Gustavo André Ramos Inubia , Analista , em 25/10/2022, às 21:48, com fundamento no art. 6º do Decreto nº 8.539, de 8 de outubro de 2015. Documento assinado eletronicamente por Guilherme Rocha Lopes , Gerente , em 25/10/2022, às 21:49, com fundamento no art. 6º do Decreto nº 8.539, de 8 de outubro de 2015. A autenticidade do documento pode ser conferida no site https://super.cvm.gov.br/conferir_autenticidade , informando o código verificador 1635613 e o código CRC 1244FC33 .. This document's authenticity can be verified by accessing https://super.cvm.gov.br/conferir_autenticidade , and typing the "Código Verificador" 1635613 and the "Código CRC" 1244FC33 .. Referência: Processo nº 19957.013031/2022-73 Documento SEI nº 1635613